EXHIBIT (a)(12)



         Amsterdam, June 21, 1999

         PHILIPS COMPLETES TENDER OFFER FOR VOICE CONTROL SYSTEMS,
         INC.

         APPROXIMATELY 90.9% SHARES RECEIVED

         Royal Philips Electronics of The Netherlands (AEX: PHI, NYSE: PHG) and Voice Control Systems, Inc., (NASDAQ: VCSI) of the United States announced today that Philips has completed its tender offer for the outstanding common stock of VCS. The tender offer expired at 5:00 p.m., Eastern time on Friday, June 18, 1999. Based on preliminary information, a total of 12,638,188 shares (including 62,902 shares subject to guaranteed delivery), representing approximately 90.9% of the outstanding common stock of VCS, were validly tendered and not withdrawn prior to the expiration of the offer. All such shares have been accepted for purchase in accordance with the terms of the offer.

         Under the terms of the merger agreement announced by both companies on May 9, 1999, Philips will complete its acquisition of VCS by effecting a "short form" merger under Delaware law, in which the remaining VCS shares will be converted into the right to receive $4.00 per share in cash. The merger is expected to be completed by the end of June 1999.

         "We welcome VCS becoming now a part of our organization," said Ron van den Bos, President & CEO of Philips Speech Processing, "We can offer to our customers a one-stop-shop portfolio, as VCS's proven products truly complement Philips Speech Processing's offering. It puts Philips in a unique position in the industry by offering the widest spectrum of speech technologies, ranging from simple voice commands to full natural dialogue capabilities in the main markets."



         For further information:

         Philips Media Relations:
         Alison Screeton
         tel: +31 20 59 77216




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         Voice Control Systems, Inc.
         Kim Terry
         tel: +1 972 726-1220


         VCS is a leading speech software platform provider, offering vocabularies in over 50 languages with more than 2.5 million speech recognizers, including 500,000 in telecom, installed in 30 countries. Speech-driven applications using VCS products are used today in telecommunications, automotive and consumer electronics to enable computers and electronic devices to understand and process human speech. VCS is headquartered in Dallas, Texas, with regional offices in Cambridge, Massachusetts, San Jose, California, and Portsmouth, England. The company's stock is traded on the Nasdaq national market system under the symbol VCSI. For more information visit the company's web site at www.voicecontrol.com.

         Philips Speech Processing is a pioneer and one of the global market leaders in speech recognition, natural dialogue and language understanding technologies. A developer of voice enabled telephony applications, Royal Philips has a large installed base of speech recognition and natural dialogue systems in Europe and is a major speech technology provider in North America. Its natural dialogue platform Speech Mania and Speech Pearl speech recognition engines are used for banking, travel, auto attendants speech portals and white and yellow pages automation. Royal Philips has more than 40 years experience in the development and marketing of speech products and developed the first commercially available PC based natural, continuous speech recognition engine for speech to text applications in 1993. Royal Philips' line of end user software (Freespeech 98 and Freespeech 2000 for SOHO and consumer markets, and SpeechPro for the professional dictation users) is available in 16 languages and its Vocon Speech Recognizer for embedded systems has been successfully integrated in consumer electronics products and devices. Royal Philips has set up speech solutions design centers around the globe, supporting R&D and the establishment of industry standards, and is a member in various standardization bodies such as ECTF, SAPI, HAVi, HomeAPI, VXML, W3C and VoiceTIMES. For Royal Philips' speech processing and speech recognition business, visit: www.speech.philips.com.

         ROYAL PHILIPS ELECTRONICS OF THE NETHERLANDS IS ONE OF THE WORLD'S BIGGEST ELECTRONICS COMPANIES AND EUROPE'S LARGEST, WITH SALES OF US$33.9 BILLION IN 1998. IT IS A GLOBAL LEADER IN COLOR TELEVISION SETS, LIGHTING, ELECTRIC SHAVERS, COLOR PICTURE TUBES FOR TELEVISIONS AND MONITORS, AND ONE-CHIP TV PRODUCTS. ITS 228,800 EMPLOYEES IN MORE THAN 60 COUNTRIES ARE ACTIVE IN THE AREAS OF LIGHTING, CONSUMER ELECTRONICS, DOMESTIC APPLIANCES, COMPONENTS, SEMICONDUCTORS, MEDICAL SYSTEMS, BUSINESS ELECTRONICS, AND IT SERVICES (ORIGIN). ROYAL PHILIPS IS QUOTED ON THE NYSE, LONDON, FRANKFURT,



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         AMSTERDAM AND OTHER STOCK EXCHANGES. NEWS FROM ROYAL PHILIPS IS LOCATED
         AT WWW.NEWS.PHILIPS.COM.
















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